UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-19621

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 03814F403

For Period Ended: June 29, 2019

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Appliance Recycling Centers of America, Inc.
Full Name of Registrant

N/A

Former Name if Applicable

325 E. Warm Springs Road, Suite 102
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Appliance Recycling Centers of America, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense. The delaying of the filing of the Form 10-Q will allow the Company’s independent registered public accounting firm sufficient time to complete their work on the review of the Company’s financial statements. The Company expects to file the Form 10-Q within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Virland Johnson	(702)	997-1576
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company is finalizing its financial statements.  Accordingly, the Company is currently unable to determine whether any change will need to be made in results of operations from the corresponding period for the quarterly period ended June 29, 2019.

Appliance Recycling Centers of America, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2019	By:	/s/ Tony Isaac
Tony Isaac Chief Executive Officer

2